LINDBLAD EXPEDITIONS HOLDINGS, INC.

96 Morton Street, 9th Floor

New York, NY 10014

July 20, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Ms. Kim

Mr. Rodriguez

Dear Ms. Kim and Mr. Rodriguez,

Please find below the responses of Lindblad Expeditions Holdings, Inc. (the “Company”, “Lindblad” or “we”) to the response of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of July 11, 2022 (the “Comment Letter”) on the Company’s Form 10-Q for the Quarter Ended March 31, 2022 (the “Form 10-Q”). The response below corresponds to the italicized comment that immediately precedes it, having been reproduced from your letter.

Form 10-Q for the Quarter Ended March 31, 2022

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, Page 30

1.

Amend your Form 10-Q to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report. Refer to Item 307 of Regulation S-K.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company will amend its Form 10-Q to revise the conclusion language under its Item 4. Controls and Procedures as follows:

Evaluation of Disclosure Controls and Procedures

Based on an evaluation under the supervision and with the participation of the Company’s management, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) were effective as of March 31, 2022 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the quarter covered by this Quarterly Report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

*****

I hereby confirm on behalf of Lindblad Expeditions Holdings, Inc. that:

●	Lindblad Expeditions Holdings, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	Lindblad Expeditions Holdings, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either Tom Naiman of the Company at (212) 261-9050, or me at (212) 261-9008 if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Craig I. Felenstein

Craig I. Felenstein
Chief Financial Officer
Lindblad Expeditions Holdings, Inc.

cc: Tom Naiman, Director Technical Accounting